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                     February 27, 2023

       Ying Huang, Ph.D.
       Chief Executive Officer
       Legend Biotech Corporation
       2101 Cottontail Lane
       Somerset, NJ 08873

                                                        Re: Legend Biotech Corp
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-39307

       Dear Ying Huang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences
       cc:                                              Mark Ballantyne